SPIC

Southern Petrochemical Industries Corporation Limited

Principal Office : SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.
Phone : 2235 0245 Fax : 2235 2163 Grams : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spicltd.com

082-03581

[BY COURIER]

Secy/

30th June 2008

Securities and Exchange Commission
Judiciary Plaza
450, Fifth Street
WASHINGTON D.C. 20549

SUPPL

Dear Sirs,

Audited accounts for the year (18 months) ended 31st March 2008.

We write to inform that the Board of Directors of the Company at the Meeting held on 30th June 2008 has approved the audited financial results of the Company for the year (18 months) ended 31st March 2008.

The aforesaid audited financial results with comparative figures relating to the previous financial year are enclosed for information.

Thanking you,

08003639

Yours faithfully
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.

N RAMAKRISHNAN
SECRETARY

Encl: as above

7/8

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED
Regd. Office: 73, Armenian Street, Chennai 600 001.

AUDITED FINANCIAL RESULTS FOR THE EIGHTEEN MONTHS PERIOD ENDED 31ST MARCH 2008

(Rupees in Lac)

S.No.	Description	Eighteen months period ended 31st March 2008 (Oct '06 - Mar 08) (1)	Eighteen months Period ended 30th Sept 2006 (Apr 05 - Sep 06) (2)	Consolidated results for the period ended 31st March 2008 (3)	Consolidated results for the period ended 30th Sept 2006 (4)
1	Gross Turnover	150578.55	329471.96	258645.85	419700.64
	Less: Excise duty	2828.68	2043.16	6682.16	4012.92
2	Net Turnover	147749.87	327428.80	251963.69	415687.72
3	Other Income	7815.80	5790.46	7420.88	6081.31
4	Total Income (2+3)	155565.67	333219.26	259384.57	421769.03
5	Expenditure:				
	a. (Accretion) / Decretion to Stock in trade and work in progress	(1871.61)	(536.94)	(3373.73)	(1241.72)
	b. Consumption of raw materials	67338.49	196821.98	98501.86	228768.59
	c. Purchase of finished goods	962.40	1668.18	1092.53	1690.75
	d. Power and fuel charges	23959.79	61205.54	25097.55	61500.10
	e. Employees cost	9787.99	9311.45	17851.42	15464.07
	f. Depreciation	12590.48	8257.01	20190.48	15207.60
	g. Other expenditure	60973.68	65528.19	113048.17	98966.24
	Total	173741.22	342255.41	272408.28	420355.63
6	Interest	38234.81	29911.49	39650.22	31250.06
7	Net (Loss) from ordinary activities before tax (4-5-6)	(56410.36)	(38947.64)	(52673.93)	(29836.66)
8	Provision for Taxation				
	- Fringe Benefit Tax	115.29	134.94	220.82	
	-Tax relating to previous year	156.76		164.56	
	- Current Tax			1060.03	720.43
	- Deferred Tax			263.02	19.87
9	Net (Loss) from ordinary activities after Tax (7-8)	(56682.41)	(39082.58)	(54382.36)	(30576.96)
10	Add : Share of Profit from Associate			769.79	1267.08
11	Less: Minority interest			536.02	4073.15
12	Net (Loss) from ordinary activities after tax			(54148.59)	(33383.03)
13	Paid-up Equity Share Capital (face value Rs.10 per share)	10794.82	10794.82	10794.82	10794.82
14	Reserves	23770.87	23770.87	32292.14	35347.46
15	Debit balance in Profit and loss account	74191.43	17509.02	68489.83	10604.90
16	Basic & Diluted EPS (not annualised) (Rs.)	(52.75)	(36.53)	(50.41)	(31 24)
17	Aggregate of public shareholding				
	- Number of Shares	48303963	48288863	48303963	48288863
	- Percentage of Shareholding	53.28	53.27	53.28	53.27

Notes:

1. As certain working capital lending banks have raised claims before the Hon'ble Debt Recovery Tribunal (DRT) which the Company is contesting, opening of letters of credit by banks was affected. As a result, the Ammonia and Urea plants which were stopped on 26.03.2007 for turnaround activities could not recommence their operations. However, the Phosphatic plants were in operation from 19.8.2007 to 4.2.2008. Other Divisions continued their operations through out the accounting period.

2 The above results have been prepared on a going concern basis, though the net worth of the Company has turned negative considering the current discussions the Company is having with Asset Reconstruction Company (India) Limited (ARCIL) for an appropriate scheme to restructure its debt obligations, which the Management expects to fructify in the near future and also the proposals for improvement in Company's operations and optimum utilization of plant capacities.

3 Credit for subsidies receivable from the Government of India is taken, based on the provisional rates notified by the Government, from time to time. Also, necessary provisions have been made for changes on account of input cost variation, in accordance with the policy, and the amount of variation is expected to be announced by the Government of India, shortly.

4 Previous year's / period's figures have been regrouped / recast, wherever necessary, to conform to the classification of the current period.

5 The Company has carry forward business loss and unabsorbed depreciation, which give rise to a net deferred tax asset. However in the absence of virtual certainty that sufficient future taxable income will be available against which such deferred tax asset can be realized, the same has not been recognized.

6 During the period, the Government of India, Ministry of Chemicals and Fertilisers, has issued "Fertiliser Companies' Government of India Special Bonds' amounting to Rs.4350.40 lac towards the subsidy receivable in addition to cash disbursements. These Bonds have been treated as Current Investments. The Bonds are tradable in the market and therefore a Mark to Market provision of Rs.153.23 lac has been considered in the accounts.

7 During the period, EDAC Engineering Limited (EDAC), formerly known as SPIC JEL Engineering Construction Limited, has become an Associate of the Company.

8 The figures given in the consolidated results include those relating to SPIC Fertilizers and Chemicals Limited, Mauritius, which are based on management accounts and not audited.

9 Other income includes foreign exchange gain of Rs.2495.63 Lac.

10 The disclaimers/qualification included by the Auditors' in their audit report on the accounts of the Company for the period ended 31st March 2008, and the explanation of the Board thereon are as under:

a. **Auditors' disclaimer**: "The Company has invested in equity shares of SPIC Petrochemicals Limited amounting to Rs. 25,375.00 lac, in Redeemable Cumulative Non-Convertible Preference Shares of Rs.5.00 lac, Zero Interest Non-Transferable Bonds of Rs.30,609.63 lac, which are repayable in ten equal half yearly installments after 12 years from the commencement of commercial production or total repayment of the term loans to the lenders whichever is earlier. Apart from the above, contracts in progress (net of progress payments received) and other receivable include Rs.450.66 lac receivable from that company. In view of the delay in the implementation of the project we are unable to express an opinion on the provision that may be required for the diminution in value of investments if any, and the ultimate shortfall in realization of contracts in progress and other receivable".

   Explanation: SPIC Petrochemicals Limited (SPIC Petro) is in the process of identifying a Joint Venture Partner to revive the project. The Asset Reconstruction Company (India) Limited (ARCIL) has acquired substantial quantum of security interests on the financial assistance extended by certain lenders and SPIC Petro is coordinating with ARCIL for implementing a suitable restructuring scheme. In view of the above, the Company is hopeful of implementing the project in the near future.

b. **Auditors' Qualification**: "Attention is invited to Note No.8 of Schedule 15 (B), regarding the investment in equity share capital of one of the promoted companies, the carrying value of which amounts to Rs. 13840.22 lac (net of provision). In view of the inordinate delay in implementation of the project undertaken by the company and in the absence of any significant progress in this regard during the past six years, the ultimate realizability of the carrying value of this investment, in our opinion, is doubtful and no additional provision has been considered in the accounts recognising probable loss to that extent."

   Had the provision been considered for the above, **a)** the loss for the period would have been Rs.70522.63 lac as against the reported loss of Rs. 56682.41 lac; **b)** the accumulated loss as at 31st March, 2008 would have been Rs.88031.65 lac as against the reported loss of Rs.74191.43 lac; **c)** the carrying value of investments would have been Rs.89813.19 lac as against the reported investments of Rs.103,653.41 lac; and **d)** the earnings per share (Basic and Diluted) would have been (Rs. 65.58) as against (Rs.52.75).

Explanation: On an assessment of the carrying value of the assets of the said company, provision for diminution in value of investments has been made to the extent of Rs.4613.41 lac and the receivables have been fully provided for. The Management is of the view that the carrying value of the investments amounting to Rs.13840.22 lac (net of provision of Rs. 4613.41 lac) is ultimately realizable.

c. **Auditors' disclaimer**: "The debt servicing obligations as per the Corporate Debt Restructuring (CDR) package dated 19th March 2003 which has already fallen due for payment but remaining unpaid. In view of the acquisition of substantial portion of the financial assistance granted by certain banks / financial institutions by Asset Reconstruction Company (India) Limited (ARCIL) together with all security interests in respect thereof and Company's negotiation with ARCIL for a suitable restructuring scheme and in the absence of any specific demand by any of the lenders, we are unable to express an opinion on the additional liability that could arise on the non fulfilment of the repayment obligations as per the CDR Package".

Explanation: Asset Reconstruction Company (India) Limited (ARCIL) has acquired a significant quantum of financial assistance extended by certain secured lenders pursuant to the provisions of Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and the Company is in continuous discussion with ARCIL. In view of the on going discussions, the Company is hopeful of implementing a suitable restructuring scheme with lenders after considering the liabilities and their serviceability. Therefore, Management is of the opinion that no additional liability will arise on account of non-fulfilment of repayment obligations under the CDR package.

11. During the period ended 31st March 2008, no investor complaint was received. No investor complaint was pending at the beginning and at the end of the period.

The above results were approved by the Board at its meeting held on 30th June 2008.

For and on behalf of the Board

Dr.A.C.MUTHIAH
CHAIRMAN

Chennai
30th June, 2008

SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
FOR THE EIGHTEEN MONTHS PERIOD ENDED 31ST MARCH 2008

(Rupees in Lacs)

S.No.	Description	Eighteen months period ended 31st March 2008 (Oct '06 - Mar 08) (1)	Eighteen months period ended 30th Sept 2006 (Apr 05 - Sep 06) (2)	Consolidated for the period ended 31st March 2008 (3)	Consolidated for the period ended 30th Sept 2006 (4)
A	**Segment Revenue**				
	a) Agro Inputs	100,829.72	293,904.58	146,809.96	352,198.53
	b) Bulk Drugs & Formulation	15,040.99	11,968.50	15,040.99	11,968.50
	c) SMO	30,731.63	18,535.05	30,731.63	18,535.05
	d) Others	3,389.59	4,617.73	61,557.59	35,202.85
	Sales / Income from operations	**149,991.93**	**329,025.86**	**254,140.17**	**417,904.93**
B	**Segment Results**				
	Profit / (Loss) (Before Tax and Interest)				
	For each Segment				
	a) Agro Inputs	(6,646.48)	(1,996.33)	(6,159.80)	10,216.84
	b) Bulk Drugs & Formulation	(191.55)	(2,911.94)	(191.55)	(2,911.94)
	c) SMO	734.30	1,021.31	734.30	1,021.31
	d) Others	(634.38)	193.02	4,360.10	2,540.64
	Total	**(6,738.11)**	**(3,693.94)**	**(1,256.95)**	**10,866.85**
	Less:				
	i) Interest	38,234.81	29,911.49	39,650.22	31,250.06
	ii)Other Unallocable Expenditure Net of Unallocable Income	11,437.44	5,342.21	11,766.76	9,453.45
	Total Profit / (Loss) Before Tax	**(56,410.36)**	**(38,947.64)**	**(52,673.93)**	**(29,836.66)**
C	**Capital Employed**				
	(Segment Assets - Segment Liabilities)				
	a) Agro Inputs	40,624.04	61,052.31	95,872.09	130,157.03
	b) Bulk Drugs & Formulation	15,156.94	15,196.20	15,156.94	15,196.21
	c) SMO	4,991.24	5,488.88	4,991.24	5,488.88
	e) Petrochemicals			56,566.44	55,910.65
	f) Others	6,504.21	6,674.90	24,036.81	19,907.16
	Total	**67,276.43**	**88,412.29**	**196,623.52**	**226,659.93**

END